1847 Goedeker Inc.

13850 Manchester Rd.

Ballwin, MO 63011

June 4, 2020

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Scott Anderegg

Re:	1847 Goedeker Inc.
Registration Statement on Form S-1
Filed April 22, 2020
File No. 333-237786

Mr. Anderegg:

We hereby submit the responses of 1847 Goedeker Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated May 19, 2020, providing the Staff’s comments with respect to the Company’s Registration Statement on Form S-1 (as amended, the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Form S-1 Filed on April 22, 2020

Prospectus Summary, page 1

1.	Please revise your summary to prominently disclose the company’s current liquidity condition, including cash on hand, total debt outstanding, the company’s default on certain loan agreements and promissory notes, and the company’s dependence on the proceeds of the offering to repay such loans and meet outstanding obligations, to the extent accurate.

Response: We have revised the Registration Statement in accordance with the Staff’s comment.

Our Corporate History and Structure, page 2

2.	Please revise to discuss your relationship with 1847 Holdings, LLC, including the continued involvement of such company through management and pursuant to your management services agreement with 1847 Partners LLC. Please also include disclosure related to potential conflicts of interest in an appropriate place in your prospectus.

Response: We have revised the discussion under “Corporate History and Structure” to discuss our relationship with 1847 Holdings LLC, including the continued involvement of such company through management and pursuant to our management services agreement with 1847 Holdings. We have also added a risk factor do discuss the potential conflicts of interest resulting from this relationship.

Summary Financial Information, page 9

3.	Please revise to separately present and label predecessor and successor periods.

Response: We have revised the summary financial information to separately present and label predecessor and successor periods in accordance with the Staff’s comment.

Risk Factors

Our third-party loans contain certain terms..., page 13

4.	Please revise this risk factor to clearly present the current status of certain of your third-party loans and promissory notes, including that such loans and notes are in default. Please also clearly state the impact to your financial condition or operations if you are unable to cure such defaults. Please also clarify, here and in your Liquidity discussion on page 42, whether you are dependent on the offering proceeds to repay your outstanding debt and meet your anticipated cash needs for the next 12 months.

Response: We have revised the risk factor to clearly present the current status of our third-party loans and promissory notes, including that such loans and notes are in default. We also provided disclosure regarding the impact to our financial condition and operations if we are unable to cure such defaults. In addition, we revised our liquidity discussion to indicate that we are not dependent on the offering proceeds to repay our outstanding debt and that we believe that alternative sources of financing would be available. We have also disclosed that we do not require the net proceeds of the offering to meet our anticipated cash needs for the next 12 months.

Use of Proceeds, page 32

5.	We note you intend to use some of the proceeds from your offering for the retirement of debt. Please state the interest rate and maturity of the debt. Also, if the debt was incurred within the past year, describe the use of the proceeds of the debt. See Instruction 4 to Item 504 of Regulation S-K.

Response: We have revised the Registration Statement in accordance with the Staff’s comment.

Capitalization, page 34

6.	Please include a double underline beneath cash and cash equivalents to clarify that such amounts are not included in your total capitalization.

Response: We have revised the Registration Statement to include the double underline in accordance with the Staff’s comment.

Dilution, page 36

7.	Please revise your calculation of net tangible book value to exclude any intangible assets, such as deferred costs or goodwill, that cannot be sold separately from all other assets of the business.

Response: We have revised our calculation of net tangible book value to exclude intangible assets, including goodwill.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

8.	We note your disclosure that your net product sales decreased from fiscal 2018 to fiscal 2019 as a result of the transition in ownership and shipping delays that were the result of working capital issues. Please revise to explain specifically how shipping delays were the result of working capital, and quantify the impact of resulting customer cancellations on the decrease in net product sales, to the extent practicable. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood that past performance is indicative of future performance, and explain whether the shipping delays and working capital issues, and the resulting decrease in product sales and net income, represents a material trend that you expect to continue. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response: When our working capital is low, we suffer shipping delays because we do not have sufficient working capital to immediately purchase a product for a customer following that customer’s order and instead must delay our purchase for a period of time. As a result, customer cancellations increase because customers end up waiting longer than expected for the product that they have ordered. Customers often cancel their order if there is a significant delay between order time and shipping. For the year ended December 31, 2019, we estimate that cancellations caused by shipping delays approximated $6,200,000.

Our past performance is generally indicative of future performance to the extent that there are seasonal factors such as Black Friday, Cyber Monday, and other shopping days when sales spike.

The working capital issues and resulting shipping delays have been ameliorated by recent trends in customer orders. Since the COVID-19 pandemic, our customer orders have increased providing us with the cash (working capital) necessary to order products without any delay. Our ability to immediately order products because of this increased cash reduced the time from order to shipping, which results in fewer customer cancellations.

We have revised the Registration Statement accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 40

9.	We note your presentation of the combined results for the predecessor and successor periods for the year ended December 31, 2019. It is not appropriate to combine the results for purposes of your Management’s Discussion and Analysis as the financial statements are prepared on different basis of accounting and are not comparable. Please revise your tabular presentation and discuss the separate historical results of your predecessor and successor. To the extent you include a supplemental comparative discussion of the results for fiscal 2019 and fiscal 2018 prepared on a pro forma basis consistent with the requirements set forth in Article 11 of Regulation S-X, disclosure should be provided to explain how the pro forma presentation was derived, why you believe the presentation to be useful, and any potential risks associated with using such a presentation.

Response: We have revised our tabular presentation and discussed the separate historical results of our predecessor and successor in accordance with the Staff’s comment. We now provide a narrative comparison of pro forma fiscal year 2019 against 2018, but also indicate the portion of pro forma fiscal 2019 that is attributable to the successor and predecessor. We have also included a supplemental comparative discussion of the results for fiscal 2019 and fiscal 2018 prepared on a pro forma basis consistent with the requirements set forth in Article 11 of Regulation S-X, and explained how the pro forma presentation was derived, why we believe the presentation is useful, and that no potential risks are associated with using the pro forma presentation.

Financial Statements

Balance Sheets, page F-4

10.	Please revise to label the Predecessor balance sheet December 31, 2018.

Response: We have revised the balance sheet in accordance with the Staff’s comment.

Note 1. Organization and Nature of Business, page F-9

11.	Please expand to disclose the nature of the Company’s business and activities prior the acquisition of Goedeker Television Company. Refer to ASC 275-10-50-2.

Response: We have revised Note 1 to indicate that the Company was formed for the sole purpose of acquiring the business of Goedeker Television Co. and had no operations other than those relating to its incorporation and organization.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition and Cost of Revenue, page F-10

12.	Please disclose the significant judgements made in evaluating and determining that control is transferred upon delivery and installation. Refer to ASC 606-10-50-19. Please explain to us how those instances where revenue is recognized when shipped is distinguished from those product sales where revenue is recognized upon delivery. Additionally, please tell us approximately what percentage of your sales are recognized when shipped versus upon delivery and installation.

Response: The Company’s performance obligations include shipment of products and, in limited instances, performance of services such as installation. Revenue for the sale of merchandise without installation is recognized upon shipment to the customer. Revenue for the sale of merchandise, including installation, is recognized upon delivery and installation of the product, which typically occurs simultaneously. We have revised the Registration Statement accordingly. Supplementally, we advise the Staff that for the year ended December 31, 2019, approximately 94.3% of our sales are recognized when shipped and 5.7% upon delivery and installation.

13.	We note revenue from the sale of long-term service warranties are recognized net of costs to sell the contracts to the third-party warranty service company. We also note your disclosure elsewhere, for example on page 3, that warranties are offered through third party vendors who absorb the cost of repairs and pay you a commission for selling the warranty product. Please clarify whether you recognize the commission received or both the revenue from the sale and related costs incurred.

Response: The Company recognizes revenue upon the sale of product warranties to its customers and payments due to the third-party warranty service company as cost of sales. We have revised the Registration Statement accordingly.

14.	Please include a description of your obligations for returns and refunds. Refer to ASC 606-10-50-12.

Response: Allowances for sales returns and refunds are estimated and recorded based on prior returns and refund history, recent trends, and projections for returns on sales in the current period. We have revised the Registration Statement accordingly.

15.	We note that almost all your furniture sales are drop shipped to the customer. Please tell us what factors you considered in determining you were the principal in those transactions. Refer to ASC 606-10-55-36.

Response: For drop shipments, the Company is determined to be the principal as it bears a risk of loss and can change shipping instructions in transit; it handles any customer complaints or returns related to drop shipments; and it takes legal title to the product between shipment and delivery.

Note 8. Business Combination, page F-19

16.	Please reconcile the aggregate purchase price of $6.2 million discussed on page F-17 and amount of consideration paid listed in the table on page F-19 revising your disclosure as appropriate to clarify the discrepancy. Further, explain and reconcile the purchase price and consideration disclosed here with your non-cash investing and financing activities on page F-8 disclosing the acquisition of Goedeker Television Co. of $11,399,200.

Response: Note 8. Business Combinations previously disclosed the purchase price stated in the executed asset purchase agreement of $6.2 million, before adjustments for fair value determinations and contractual working capital adjustments, which consisted of (i) $1,500,000 in cash, subject to working capital adjustments; (ii) the issuance of a promissory note in the principal amount of $4,100,000; and (iii) up to $600,000 in potential earn out payments. After adjustments to fair value and working capital, the mutually agreed-upon purchase price was $4,483,418, consisting of: (i) the issuance of a promissory note in the principal amount of $4,100,000 and a deemed fair value of $3,422,398; (ii) up to $600,000 in earn out payments with a deemed fair value of $81,494; and (iii) a 22.5% ownership interest in Holdco transferred to the sellers with a deemed fair value of $979,523.

As the original cash consideration amount of $1,500,000 was adjusted to zero based on the working adjustments described in the Company’s response to comment 17 below, the Company has revised the figure in its non-cash investing and financing activities section in the Statement of Cash Flows on page F-8 to agree to the non-cash consideration transferred of $4,483,418 as described above.

17.	We note that you have recorded $809,000 in other assets attributed to a working capital adjustment related to the purchase transaction. We also note as the filing of this document, Goedeker has not paid this amount, Goedeker is disputing payment and that you have submitted a claim for arbitration to the American Arbitration Association relating to Goedeker’s failure to pay the amount. Please tell us how you determined this amount is fully recoverable.

Response: Section 1.5(b) of the Asset Purchase Agreement, dated January 18, 2019 (the “APA”) provides for a purchase price adjustment based upon actual working capital compared to targeted working capital. Goedeker Television Co. (the “Seller”) disagreed with the amount of the proposed adjustment proposed by the Company. In accordance with the express provisions of Section 1.5(b), the accounting firm of Clifton Larson Allen LLP (“CLA”) was mutually agreed upon to conduct a forensic accounting investigation to determine the amount by which the purchase price should be adjusted in accordance with Section 1.5(b) of the APA. CLA determined that the purchase price should be adjusted by $809,000, an amount which was to be paid by the Seller to the Company. Under Section 1.5(b) of the APA, the determination of CLA is to be final and binding on the parties. Notwithstanding the express provisions of Section 1.5(b) of the APA and the final determination by CLA in accordance therewith, the Seller has disputed the $809,000 adjustment amount. The Company believes that it has fully complied with the requirements of the APA and expects to fully recover the amount from the Seller through the arbitration. Accordingly, the Company recorded the amount in other assets on its balance sheet with no allowance.

Note 11. Notes Payable, Related Parties, page F-23

18.	You disclose the note payable to Goedeker contains customary events of default, including in the event of a default by you of any of the covenants under the asset purchase agreement or any other agreement entered into in connection with the asset purchase agreement. You also disclose you did not meet certain loan covenants under the loan and security agreement with Burnley and SBCC. It appears the loan and security agreements with Burnley and SBCC were entered into in connection with the asset purchase agreement. As such, please clarify why the technical defaults under the Burnley and SBCC agreements do not constitute a default under the Goedeker note payable.

Response: The 9% subordinated note (the “Seller Note”) issued as partial consideration in connection with the acquisition of substantially all of the assets of the Seller contains several events of default, including (a) if the Company fails to make any payment due under the Seller Note or (b) if there occurs a cross default with respect to senior indebtedness where (i) a default with respect to any payment obligation thereunder entitles the holder of the senior indebtedness to declare the senior indebtedness to be due and payable prior to its maturity or (ii) any other default thereunder that entitles, and has caused, the holder thereof to declare such indebtedness to be due and payable prior to its stated maturity. The cross default provision described in clause (b) above is not triggered under clause (b)(i) above because there was no payment default under the senior indebtedness (only a technical default) and the cross default provision was not triggered under clause (b)(ii) above because although there is a default under the senior indebtedness, the senior lender has not accelerated the senior indebtedness, which is required by clause (b)(ii).

Although there was not a cross default under clause (b) above, there was a payment default under clause (a) above. On August 27, 2019, Burnley notified the Company of the technical default and it also notified the Company and the Seller, among others, that pursuant to the subordination agreement, dated April 5, 2019, between Burnley and the Seller (the “Seller Subordination Agreement”), no payment can be made under the Seller Note so long as the Company’s default relating to Burnley’s senior indebtedness continues. Accordingly, since such time, the Company has not been able to make any payments under the Seller Note and as of March 31, 2020 the Company was approximately $516,301 in arears in payments under the Seller Note thereby causing a default under the Seller Note. Notwithstanding this default, however, the Seller has no right to accelerate the Seller Note because, in addition to the Seller Subordination Agreement which otherwise would have permitted acceleration, the Seller Note itself also has specific subordination provisions. These subordination provisions contained in the Seller Note prohibit such acceleration. Specifically, the Seller Note provides that “[n]o payment under Junior Indebtedness shall be made by the Company, nor shall the Holder exercise any remedies under the Junior Indebtedness (including taking any legal action (whether judicial or otherwise) to collect the Junior Indebtedness), if, at the time of such payment, exercise or immediately after giving effect thereto, (i) there shall exist any material “Default” or “Event of Default” under any agreements governing any of the Senior Indebtedness or (ii) the maturity of any of the Senior Indebtedness has been accelerated and such acceleration has not been waived or such Senior Indebtedness has not been paid in full; provided, however, that (x) in the event that the holder of any Senior Indebtedness accelerates such Senior Indebtedness, then the Holder may accelerate the indebtedness evidenced by this Note, and (y) if the Company is permitted under the terms of the Senior Indebtedness to pay an amount due and owing under this Note and fails to make such payment, then so long as the terms of the Senior Indebtedness do not prohibit such action, the Holder may exercise its rights to be paid such amount, but only such amount (and Holder shall not be permitted to accelerate hereunder).” (emphasis added). The highlighted text above provides that the Seller may not exercise any remedies. Since acceleration of amounts due under the Seller Note is a remedy, the Seller may not accelerate under this subordination provision. The second highlighted text above makes it clear that acceleration is intended to be one of the remedies that the holder of the Seller Note cannot exercise because it provides acceleration may occur in a default situation only after the senior lender has accelerated. Accordingly, as a result of this subordination provision contained within the Seller Note, the Seller does not currently have the right to accelerate the Seller Note and that is why amounts owed under the Seller Note remain classified as long term liabilities of the Company.

We have revised our disclosure in the Registration Statement to clarify this matter.

19.	Please disclose the amount of maturities for each of the five years following the latest balance sheet presented. See ASC 470-10-50-1.

Response: We have revised Note 11 to include the amount of the maturities in accordance with the Staff’s comment.

Note 16. Income Taxes, page F-28

20.	Please tell us your consideration of providing disclosure regarding the realizability of your deferred tax asset. Refer to ASC 740-10-50-21.

Response: In determining whether it was necessary to have a valuation allowance for the deferred tax asset, we considered the fact that the Company has a history of profitable operations. Recent losses from operations include approximately $673,000 of expenses incurred in connection with the acquisition of the assets of the Company on April 5, 2019. Also, management believes the Company is owed $809,000 related to a working capital adjustment, which management has determined to be collectible in full. These facts, plus management’s review of future operations, makes it more likely than not that the Company will realize the deferred tax asset. Accordingly, a valuation allowance is not considered necessary.

Recent Sales of Unregistered Securities, page II-2

21.	Please furnish the complete disclosure required by Item 701 of Regulation S-K. In this regard, please indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available.

Response: We have revised the Registration Statement in accordance with the Staff’s comment.

Exhibits

22.	We note that you purchase 44% of your appliances from Whirlpool and you disclose that termination of the supply agreement with Whirlpool could have a material adverse effect on your business, financial condition and results of operations. Please file your supply agreement with Whirlpool, or tell us why you are not required to do so. Please refer to 601(b)(10) of Regulation S-K.

Response: We are filing the agreement with Whirlpool as an exhibit to the Registration Statement in accordance with the Staff’s comment.

General

23.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: We have not presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act, and we have not authorized anyone to do so on our behalf. Should any such written communications be presented, we will supplementally provide them to Staff.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at 804-317-5898 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

1847 Goedeker Inc.

By:	/s/ Douglas T. Moore
Douglas T. Moore
Chief Executive Officer

cc: Louis A. Bevilacqua, Esq.